ОАО ЮТК
ЮЖНАЯ ТЕЛЕКОММУНИКАЦИОННАЯ КОМПАНИЯ

"ЮЖН/ 06014254 ОБЩЕСТВО ННАЯ КОМПАНИЯ"

ул.Карасунская, 66, г.Краснодар,Россия, 350000
тел. (861) 253-20-56
телетайп 211402 ЗВУК
e-mail: operator@mail.stcompany.ru
Расчетный счет ______________________
____
БИК ______________________
Кор. счет ______________________
ИНН 2308025192
ОКОНХ 52300, ОКПО 01151037

от 06.06.2006г № 10.2-2/08-2444

на № __________ от __________

82-4721

SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES OF AMERICA

450 Fifth Street, NW Washington, DC 20549, United States

SUPPL

Gentlemen:

To maintain the effect of the exemption, allowed for Public Joint –Stock Company "Southern Telecommunications Company" by Securities and Exchange Commission (USA) under Rule 12g3-2(b), we are forwarding the following documents to you (file № 33-86928):

1. Notification on the facts that may influence significantly the price of the Issuer's securities

Please find 1 page enclosed.

Yours faithfully,

A. Litvinov,
Deputy Director General
"Southern Telecommunications Company" PJSC

PROCESSED
JUN 12 2006
THOMSON FINANCIAL

SEC MAIL RECEIVED PROCESSING
JUN 09 2006
WASH., D.C. 199 SECTION

dlw 6/12

Notification on the facts
that may influence significantly the price of Joint –Stock Company's securities
" Including the Joint –Stock Company's securities into the list of securities admitted to trading by the organizer of trade in the equity market, and taking the Joint –Stock Company's securities off the said list "

1. General	
1.1. Full registered name of the Issuer	*Public Joint –Stock Company "Southern Telecommunications Company"*
1.2. Abbreviated registered name of the Issuer	*"UTK" PJSC*
1.3. Place of the Issuer's business	*66, Karasunskaya Street, Krasnodar, 350000*
1.4. Basic state registration number of the Issuer	*1022301172112*
1.5. Tax-payer's Identification Number (INN) assigned to the Issuer by tax authorities	*2308025192*
1.6. Unique Issuer's code assigned by the registering authority	*00062-A*
1.7. URL of the Internet page used by the Issuer for information disclosure	*http://www.stcompany.ru*
1.8. Name of the periodical used by the Issuer for publishing information	*Newspaper "Rossiyskaya Gazeta"*

2. Substance
2.1. Full registered name of the Organizer of trade in the equity market: *Non-commercial Partnership "Stock Exchange "Russian Trading System".*
2.2. Kind, category, type of the Issuer's securities included in the list of securities that can be traded by the organizer of the trade on the equity market: *Series 03 non-convertible interest-bearing certificated pay-to-bearer bonds, series 04 non-convertible interest-bearing certificated pay-to-bearer bonds.*
2.3. Amount of the Joint-Stock Company's securities under placement in case the Joint-Stock Company's securities are allowed to be traded by the organizer of the trade on the equity market during their placement: *The issues have been placed.*
2.4. Name of the Quotation List in which the Joint-Stock Company's securities are included or from which they are excluded, in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange; in case the Joint-Stock Company's securities are allowed to be traded in the stock exchange without listing procedure – information about such case: *Series 03 non-convertible interest-bearing certificated pay-to-bearer bonds and series 04 non-convertible interest-bearing certificated pay-to-bearer bonds were included in the RTS Unlisted Sector (List of securities which can be traded on NP RTS but not included in its Quotation lists)» (decision of NP RTS President of 24 May 2006).*

3. Signature		
3.1. Deputy Director General of the Public Joint –Stock Company "Southern Telecommunications Company" (under Letter of attorney № 12.1/10-418 of December 20, 2005)	(Signature)	A.A. Litvinov
3.2. Date " 05 " june 2006	Official seal	